Wednesday, December 10, 2008

Mr. Andrew Mew

Branch Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

General Metals Corporation

File No. 0-30230

Form 10-KSB for the year ended April 30, 2007

Filed June 5, 2007

Form 10-KSB for the Fiscal Year Ended April 30, 2008

Filed August 12, 2008

Dear Mr. Andrew Mew:

We are currently in the process of completing the 10-Q for the period ending October 31, 2008. We have begun to make revisions to the form 10-KSB for the Fiscal Year Ended April 30, 2008 as per the comments provided in the SEC Comment Letter dated November 25, 2008. In addition, our limited staff reviewed the letter in it entirety and began drafting the response letter.

However, we respectfully request an extension of time to address these issues.  As we work through filing the 10-Q as timely as possible, limited staff availability and capacity, and with the interruption of the holidays upon us, we ask for an extension until the end of January 2009 in order to respond to the letter dated November 25, 2008.

We recognized that we are a few days later than your letter indicated that you expected a response but we again plead for your understanding of our significantly limited staffing at present and request that you allow us until the end of January to provide a full and complete response implementing all of your inquiries and instructions and refiling our April 30, 2008 10-K.

Sincerely,

General Metals Corporation

Daniel J. Forbush, CPA

Chief Financial Officer

615 Sierra Rose, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com